SILVERMAN SHIN & BYRNE PLLC Wall Street Plaza 22nd Floor 88 Pine Street NEW YORK, NY 10005 212.779.8600 Facsimile: 212.779.8858 __________	New Jersey 19 Engle Street Tenafly, NJ 07670 (201) 567-4969

July 15, 2025

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM ImmunoTech Inc. (the “Company”)
Registration Statement on Form S-1, SEC file no.: 333- 284443

Dear Sir or Madam:

On behalf of the Company we file herewith Amendment No. 3 to the above referenced registration statement on Form S-1.

Please direct any questions or comments to the undersigned, Richard Feiner, Esq., 646 822-1170 (rfeiner@silverfirm.com).

The contact person at the Company is Peter W. Rodin III, COO. His e-mail address is Peter.rodino@aimimmuno.com and his phone number is (239) 444-1743.

I request that the staff member assigned to this filing give me a call to discuss whether there will be a review.

Very truly yours,

/s/ Richard Feiner
Richard Feiner

cc: AIM ImmunoTech Inc.